July 19, 2010

DIRECT DIAL: 212.451.2230
EMAIL: MNEIDELL@OLSHANLAW.COM

VIA EDGAR AND ELECTRONIC MAIL

John Dana Brown, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biglari Holdings Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 16, 2010
File No. 001-12373

Dear Mr. Brown:

On behalf of Biglari Holdings Inc. (“Biglari Holdings”), set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 19, 2010 (the “Comment Letter”) relating to the Revised Preliminary Proxy Statement on Schedule 14A filed by Biglari Holdings on July 16, 2010 (the “Proxy Statement”). The numbered paragraphs of this letter correspond to the paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in italics below. References in this letter to page numbers and section headings refer to page numbers and section headings in the Proxy Statement. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Proxy Statement.

Concurrently with the filing of this letter, Biglari Holdings is filing, via EDGAR submission, Amendment No. 2 to the Proxy Statement (“Amendment No. 2”) reflecting, as appropriate, the responses to the Staff’s comment contained herein and other changes and updates deemed necessary or appropriate by Biglari Holdings.  We have also provided, on a supplemental basis, a blackline of Amendment No. 2 marked against the July 16, 2010 filing to facilitate the Staff’s review.

July 19, 2010

1.
We note your response to comment one of our letter dated July 14, 2010.  Please revise to state, if true, that share issuances for the acquisition of businesses or assets, in and of themselves, will not increase the Incentive Compensation Amount for any year or any successive years.

Response: We have revised the disclosure on page 3 of the Proxy Statement in response to this comment.

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Please direct any questions or comments concerning Amendment No. 2 or this response to the undersigned at (212) 451-2230.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

cc:           Sardar Biglari